FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For May 25, 2007
Commission File Number:   0-30204

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                    Form 20-F [ X ]             Form 40-F [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

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Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]
         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -------------

                                  EXHIBIT INDEX


Exhibit      Date                     Description of Exhibit
------       ----                     ----------------------

   1      2007/05/25    IIJ Announces Director and Executive Officer Nominations
   2      2007/05/25    IIJ Announces Partial Amendment of its Articles of
                        Incorporation

EXHIBIT 1
---------

   IIJ Announces Director and Executive Officer Nominations

    TOKYO--(BUSINESS WIRE)--May 25, 2007--Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI, TSE1: 3774), one of Japan's leading
Internet access and comprehensive network solutions providers, today announced the nomination of the candidates for positions on the Company's Board of Directors.

    Mr. Junichi Shimagami has been newly nominated to be a candidate for a Director. He has been Division Director of the Network Service Department since April 1, 2007.

    The nomination is subject to the approval of IIJ's Ordinary
General Meeting of Shareholders that will be held on June 26, 2007 and to the approval of the Board of Directors at a meeting that will be held on the same day. If all approvals are obtained, as of June 26, 2007, our directors and executive officers will be as follows:



President                    Mr. Koichi Suzuki
                             Chief Executive Officer and
                             Representative Director

Executive Vice Presidents    Mr. Toshiya Asaba
                             Director in charge of engineering

                             Mr. Yoshiaki Hisamoto
                             Division Director of the Administrative
                             Department

Senior Managing Director     Mr. Hideshi Hojo
                             Division Director of the Sales Department

Directors                    Mr. Takamichi Miyoshi
                             Director and General Manager of the
                             Strategy Planning Division

                             Mr. Akihisa Watai
                             Chief Financial Officer and Chief
                             Accounting Officer

                             Mr. Hiroyuki Hisashima
                             Division Director of the Applied Research and Development Department

                             Mr. Kazuhiro Tokita
                             Division Director of the Solution
                             Department

                             Mr. Junichi Shimagami (1)
                             Division Director of the Network Service
                             Department

                             Mr. Yasurou Tanahashi (2)

                             Mr. Takashi Hiroi (2)

                             Mr. Yoshifumi Nishikawa (2)

                             Mr. Junnosuke Furukawa (2)

                             Mr. Senji Yamamoto

Company Auditors             Mr. Junichi Tate (3)

                             Mr. Masaki Okada (3)

                             Mr. Masaaki Koizumi (3)

                             Mr. Hirofumi Takahashi
(1) New appointment
(2) Outside Directors
(3) Outside Company Auditors


    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. ("IIJ", NASDAQ:
IIJI, TSE1: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

    CONTACT: IIJ Investor Relations
             +81-3-5259-6500
             ir@iij.ad.jp
             URL: http://www.iij.ad.jp/

EXHIBIT 2
---------

   IIJ Announces Partial Amendment of its Articles of Incorporation

    TOKYO--(BUSINESS WIRE)--May 25, 2007--Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI, TSE1: 3774) today announced that at the meeting of the Board of Directors held on May 25, 2007, IIJ resolved to propose the partial amendment of its articles of incorporation at the 15th Ordinary General Meeting of Shareholders scheduled to be held on June 26, 2007, as described below:

    1. Reasons for the amendments

    (1) IIJ proposes to increase the maximum number of its directors to enhance its business structure (Article 16).

    (2) IIJ proposes to delete the rules related to the position of head of full-time company auditor(s) ("Jyounin-Kansayaku") since the position is not defined in the Corporation Law of Japan (Article 28).

    2. Content of amendments

    The content of the amendments are as follows:


----------------------------------------------------------------------
Present Articles                    Proposed Articles
----------------------------------------------------------------------
(Number of Directors)               (Number of Directors)
Article 16.                         Article 16.
The number of directors of the      The number of directors of the
 Company shall be thirteen (13) at   Company shall be fourteen (14) at
 maximum.                            maximum.
----------------------------------------------------------------------
(Full-time Company Auditors)        (Full-time Company Auditors)
Article 28.                         Article 28.
The Board of Company Auditors shall The Board of Company Auditors
 appoint a full-time company         shall appoint a full-time company
 auditor(s) ("Jyoukin-Kansayaku")    auditor(s) ("Jyoukin-Kansayaku")
 by a resolution thereof.            by a resolution thereof.
A head of full-time company
 auditor(s) ("Jyounin-Kansayaku")
 shall be appointed from among
 full-time company auditors through
 mutual consultation among company
 auditors.
----------------------------------------------------------------------


    3. Schedule for amendment

    Scheduled date of the 15th Ordinary General Meeting of
Shareholders: Tuesday, June 26, 2007

    Scheduled effective date: Tuesday, June 26, 2007

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. ("IIJ", NASDAQ:
IIJI, TSE1: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

    CONTACT: IIJ Investor Relations
             Tel: +81-3-5259-6500
             E-mail: ir@iij.ad.jp
             URL: http://www.iij.ad.jp/

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Internet Initiative Japan Inc.



Date:  May 25, 2007            By:      /s/ Koichi Suzuki
                                       -----------------------------------------
                                          Koichi Suzuki
                                          President, Chief Executive Officer and
                                          Representative Director